LEAF FINANCIAL CORPORATION
February 5, 2007
FACSIMILE
(202) 942-9627
Ms. Pamela A. Long
United States Securities and
  Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	LEAF Equipment Leasing Income Fund III, L.P. SEC File No. 333-137734
Dear Ms. Long:
     This letter is pursuant to your comment letter dated November 3, 2006 for the above-referenced filing. LEAF Asset Management, LLC (the “Company”) acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact Wallace W. Kunzman, Jr. or Gerald A. Bollinger if you have any questions or comments.

Very truly yours, LEAF ASSET MANAGEMENT, LLC
/s/ Daniel Courtney
Dan Courtney, Senior Vice President

1818 Market Street · 9th Floor · Philadelphia, PA · 19103